(Excerpt Translation)


                                                                   June 20, 2008
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

                        Report on Number of Listed Shares
                        ---------------------------------

We hereby report changes in the number of listed securities, as a result of the exercise of stock acquisition rights, etc. in May 2008 (the "Current Month").


1.  Summary
    Number  of  listed  shares as of the end                3,447,997,492 shares
    of the preceding month

    Total  number of shares  changed  during                            0 shares
    the Current Month

    (out of which,  as a result of  exercise                          (0 shares)
    of stock acquisition rights)

    (out of  which,  as a  result  of  other reasons)                 (0 shares)

    Number  of  listed  shares as of the end                3,447,997,492 shares
    of the Current Month

2.  Stock acquisition rights (1st series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1) Number of shares

    Total number of shares delivered during the                     2,000 shares
    Current Month

    (out of which, number of newly issued shares)                     (0 shares)

    (out of which, number of shares transferred                   (2,000 shares)
    from treasury shares)

(2) Exercise price

    Aggregate exercise price during the Current                    JPY 5,916,000
    Month

    (out of which, aggregate amount of newly                             (JPY 0)
    issued shares)

    (out of which, aggregate amount of shares                    (JPY 5,916,000)
    transferred from treasury shares)


3.  Stock acquisition rights (2nd series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1) Number of shares

    Total number of shares delivered during the                         0 shares
    Current Month

    (out of which, number of newly issued shares)                     (0 shares)

    (out of which, number of shares transferred from                  (0 shares)
    treasury shares)

(2) Exercise price

    Aggregate exercise price during the Current                            JPY 0
    Month

    (out of which, aggregate amount of newly                             (JPY 0)
    issued shares)

    (out of which, aggregate amount of shares                            (JPY 0)
    transferred from treasury shares)


4.  Stock acquisition rights (3rd series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1) Number of shares

    Total number of shares delivered during the                         0 shares
    Current Month

    (out of which, number of newly issued shares)                     (0 shares)

    (out of which, number of shares transferred from                  (0 shares)
    treasury shares)

(2) Exercise price

    Aggregate exercise price during the Current                            JPY 0
    Month

    (out of which, aggregate amount of newly                             (JPY 0)
    issued shares)

    (out of which, aggregate amount of shares                            (JPY 0)
    transferred from treasury shares)


5.  Stock acquisition rights (4th series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1) Number of shares

    Total number of shares delivered during the                     6,100 shares
    Current Month

    (out of which, number of newly issued shares)                     (0 shares)

    (out of which, number of shares transferred                   (6,100 shares)
    from treasury shares)

(2) Exercise price

    Aggregate exercise price during the Current                   JPY 26,699,700
    Month

    (out of which, aggregate amount of newly                             (JPY 0)
    issued shares)

    (out of which, aggregate amount of shares                   (JPY 26,699,700)
    transferred from treasury shares)